03002577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF2-20-03

Rec'd 2/1/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB - 7 2003
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barton Creek Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 South Capital of Texas Hwy. Bldg. #2, Suite 120
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Slais 512-732-0701 x 23
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue (Address) Austin (City) Texas (State) 78701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Slais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barton Creek Ltd., as of January, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Stacie A. Carter
Notary Public, State of Texas
My Commission Expires
FEBRUARY 23, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARTON CREEK LTD.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2002 AND 2001

BARTON CREEK LTD.

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

The Board of Directors
Barton Creek Ltd.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Barton Creek Ltd. (a Texas limited partnership) as of December 31, 2002 and 2001, and the related statements of income, changes in partnership capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Creek Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SPROUSE & ANDERSON, L.L.P.

Sprouse & Anderson, L.L.P.

Austin, Texas
January 14, 2003

FINANCIAL STATEMENTS

BARTON CREEK LTD.

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CASH	$6,516	$ 9,261
OTHER ASSETS	2,485	1,280
Total Assets	$9,001	$10,541

LIABILITIES AND PARTNERSHIP CAPITAL

	2002	2001
COMMITMENTS AND CONTINGENCIES		
PARTNERSHIP CAPITAL	$9,001	$10,541
Total Liabilities and Partnership Capital	$9,001	$10,541

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

BARTON CREEK LTD.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES	$360,000	$453,683
Total Revenues	360,000	453,683
EXPENSES		
Regulatory fees	2,525	3,420
Management fee	-0-	150,622
Salaries and wages	2,013	110,953
Accounting and legal	6,405	57,392
Structure fees	13,977	38,313
Travel/entertainment	12,972	26,893
Office rent	15,612	19,379
Lease	8,739	12,720
Insurance	3,556	8,290
Telephone	3,898	4,165
Payroll taxes	175	7,013
Ratings	-0-	5,000
Other expenses	6,668	9,958
Total Expenses	76,540	454,118
NET INCOME (LOSS)	$283,460	$ (435)

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

BARTON CREEK LTD.

STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	General Partner	Limited Partner	Total
BALANCE AT DECEMBER 31, 2000	$ 95	$ 9,381	$ 9,476
CAPITAL CONTRIBUTIONS	15	1,485	1,500
NET LOSS	(4)	(431)	(435)
BALANCE AT DECEMBER 31, 2001	106	10,435	10,541
CAPITAL CONTRIBUTIONS	750	74,250	75,000
NET INCOME	2,835	280,625	283,460
PARTNER DISTRIBUTIONS	(3,600)	(356,400)	(360,000)
BALANCE AT DECEMBER 31, 2002	$ 91	$ 8,910	$ 9,001

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

BARTON CREEK LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 283,460	$ (435)
Changes in assets and liabilities		
(Increase) decrease in other assets	(1,205)	1,510
Net cash flows provided by operating activities	282,255	1,075
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from partners	75,000	1,500
Distributions to partners	(360,000)	-0-
Net cash flows (used) provided by financing activities	(285,000)	1,500
NET (DECREASE) INCREASE IN CASH	(2,745)	2,575
CASH AT BEGINNING OF YEAR	9,261	6,686
CASH AT END OF YEAR	$ 6,516	$9,261

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

BARTON CREEK LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2002 AND 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

Barton Creek Ltd. (BCL or the Partnership) (a Texas limited partnership) conducts its business as a registered securities broker-dealer. The purpose of the Partnership is to act as broker, facilitator or intermediary in connection with asset sales or acquisitions and whole loan sales and to assist in the securitizations of affiliates of the Partnership. The Partnership was formed under the laws of the state of Texas on February 26, 1999, when BarTex Group LLC (Bartex) contributed $500 for a 1 percent general partner interest in the Partnership and Southwest Sunrise Partners 1, Limited Partnership (Sunrise), contributed $49,500 for a 99 percent limited partner interest in the Partnership. On September 27, 2000, the Partnership bargained, sold and delivered the limited partnership interest to Riviere Partners and the general partnership interest to Riviere Financial Group, Inc. On this date Riviere Partners and Riviere Financial Group, Inc. contributed an additional $2,000 to the Partnership, for a total contribution of $520 for a 1 percent general partner interest in the Partnership and $51,480 for a 99 percent limited partner interest in the Partnership. Certain securities transactions will be executed by BCL on behalf of its customers through a clearing broker-dealer, First Southwest Company (FSWC), who will carry such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with FSWC. The clearing agreement is for an additional year indefinitely. The clearing agreement requires the Partnership to deposit $25,000 with FSWC; however, this requirement has been waived until the Partnership introduces transactions to FSWC. The general partner is responsible for all expenses of the partnership except for certain regulatory and other expenses required to be recorded by the National Association of Securities Dealers.

Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when all of the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined and collectibility is reasonably assured.

The Partnership had a merger and acquisition transaction in the amount of $360,000 in 2002, and a securities transaction in the amount of $453,683 in 2001.

BARTON CREEK LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2002 AND 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a limited partnership, provision for income taxes is not made in the accounts of BCL since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statement of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Fair Value of Financial Instruments

The carrying amounts of cash approximate fair value because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts have been reclassified from prior year for comparative purposes.

NOTE 2: NET CAPITAL REQUIREMENTS

BCL is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 8 to 1 during the first 12 months of operations as a broker dealer and 15 to 1 thereafter. At December 31, 2002 and 2001, BCL had no aggregate indebtedness, as defined, and its regulatory net capital of approximately $6,516 and $9,261, respectively, was in excess of the minimum net capital required of $5,000.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Market Risks and Credit Risks

In the normal course of business, the clearing broker and BCL's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose BCL to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and BCL will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. BCL is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and BCL will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

To date, BCL has not introduced any customer accounts.

NOTE 4: RELATED PARTIES

During 2001 an agreement between the Limited Partner and the Partnership was entered into in which the Limited Partner agrees to pay any normal reoccurring overhead the Partnership submits for payment. Additionally, the Limited Partner will bill certain fees to the Partnership including but, not limited to structure fees and management fees for services provided. Total fees billed were $74,000 and $450,683 for the year ended December 31, 2002 and 2001.

NOTE 5: PARTNERSHIP AGREEMENT

Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or loss. Under the Partnership agreement, the partners are not required to make any additional capital contributions to the Partnership. Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partner's prior written consent or upon the dissolution, withdrawal or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

BARTON CREEK LTD.

COMPUTATION OF NET CAPITAL, AGGREGATE

INDEBTEDNESS AND RATIO OF AGGREGATE

INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c-3-1

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Partnership capital, as reported on statement of financial condition	$ 9,001	$10,541
Less-Nonallowable assets		
Other assets	(2,485)	(1,280)
Net Capital	$ 6,516	$ 9,261
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from statement of financial condition	$ -0-	$ -0-
Less-Items excluded from aggregate indebtedness	-0-	-0-
Aggregate indebtedness	$ -0-	$ -0-
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	$ 1,516	$ 4,261
RATIO OF AGGREGATED INDEBTNESS TO NET CAPITAL	0 to 1	0 to 1

NOTE:

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002 and 2001, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5

BARTON CREEK LTD.

EXEMPTIVE PROVISION OF RULE 15c3-3

DECEMBER 31, 2002 AND 2001

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all of the accounts of customers.

During the year ended December 31, 2002 and 2001, in the opinion of management, the Partnership has compiled with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY

REPORT ON INTERNAL CONTROL

To the Partners of
Barton Creek Ltd.:

In planning and performing our audit of the financial statements and supplemental schedules of Barton Creek Ltd. (the Partnership) (a Texas limited partnership) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

SPROUSE & ANDERSON, L.L.P.

Austin, Texas
January 14, 2003